Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - REAL ESTATE TRUST ONLY

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2004	2003	2002	2001	2000
FIXED CHARGES: (1)
Interest and debt expense	$60,478	$50,862	$51,061	$51,203	$47,149
Ground rent	—	—	—	—	—

Total fixed charges for ratio	$60,478	$50,862	$51,061	$51,203	$47,149

EARNINGS: (1)
Operating income (loss)	$(24,371)	$(14,893)	$(19,548)	$(667)	$(4,341)
Equity in earnings of unconsolidated entities	(7,788)	(7,248)	(8,811)	(7,169)	(7,291)
Distributions from unconsolidated entities	12,550	12,048	11,496	10,814	10,297
Capitalized interest	—	—	(287)	(569)	(1,175)

	(19,609)	(10,093)	(17,150)	2,409	(2,510)
Total fixed charges for ratio	60,478	50,862	51,061	51,203	47,149

Total earnings for ratio	$40,869	$40,769	$33,911	$53,612	$44,639

RATIO OF EARNINGS TO FIXED CHARGES	Less than 1	Less than 1	Less than 1	1.05 x	Less than 1

Excess (deficiency) of available earnings to fixed charges	$(19,609)	$(10,093)	$(17,150)	$2,409	$(2,510)

(1)	Includes Discontinued Real Estate Operations